VIA EDGAR AND EMAIL
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Christina DiAngelo Fettig

Re: Community Development Fund (File No. 811-23080)

Ms. Fettig:

This letter responds to comments of the Securities & Exchange Commission (the “SEC”) Staff given by you to SEI Investments Global Funds Services (“SEI”), Administrator to the Community Development Fund (the “Fund”), in a telephone conversation on March 30, 2022.  The comments provided relate to:

a.	the annual report of the Fund as of December 31, 2021, as filed on Form N-CEN (the “2021 Form N-CEN Annual Report”);

b.	the annual report of the Fund as of December 31, 2020, as filed on Form N-CEN (the “2020 Form N-CEN Annual Report”);

c.	the annual report of the Fund as of December 31, 2021, as filed on Form N-CSR (the “2021 Form N-CSR Annual Report”);

d.
the annual report of the Fund as of December 31, 2020, as filed on Form N-CSR (the “2020 Form N-CSR Annual Report”) (said 2021 Form N-CEN Annual Report, 2020 Form N-CEN Annual Report, 2021 Form N-CSR Annual Report, and 2020 Form N-CSR Annual Report hereinafter referred to collectively as the “Reports”);

e.	the Prospectuses, dated May 1, 2021, and May 1, 2022, of the Fund as included in the Fund’s Registration Statement on Form N-1A; and

f.	related filings of the Fund.

Community Development Fund (File No. 811-23080)
April 29, 2022

SEI provides the Fund with administrative and accounting services, as well as with officers and other personnel, and submits these responses on behalf of the Fund.

We have reproduced the substance of the SEC Staff’s comments below, with each comment followed by the Fund’s corresponding response.

ANNUAL REPORT FOR REGISTERED INVESTMENT COMPANIES ON FORM N-CEN:

SEC Comment 1:

Please explain why the Fund’s 2021 Form N-CEN Annual Report did not include a response to Item C.21 of the Form N-CEN.

Fund Response to Comment 1:

The Fund’s 2021 Form N-CEN Annual Report inadvertently did not include a response to Item C.21 of the Form N-CEN Annual Report.  This response by the Fund to Item C.21 of the Form N-CEN Annual Report should have disclosed “No,” as the Fund did not engage in swing pricing during the Fund’s fiscal-year-ended December 31, 2021.

The Fund shall be certain to include the appropriate response to Item C.21 of the Form N-CEN Annual Report in future filings of the Fund’s Form N-CEN Annual Report.

ANNUAL REPORT FOR REGISTERED INVESTMENT COMPANIES ON FORM N-CSR:

SEC Comment 2:

Item 27(d)(3), “Financial Statements; Annual and Semi-Annual Reports; Statement Regarding Availability of Quarterly Portfolio Schedule,” of the SEC Instructions to Form N-1A (the “Form N-1A Instructions”) requires that the Fund’s 2021 Form N-CSR Annual Report include the following statement (the “Portfolio Holdings Statement”), which Portfolio Holdings Statement should reference the Fund’s Form N-PORT filings:

(i) The Fund files its complete schedule of portfolio holdings with the Commission for the first and third quarters of each fiscal year as an exhibit to its reports on Form N-PORT; (ii) the Fund’s Form N-PORT reports are available on the Commission’s Web site at http://www.sec.gov; and (iii) if the Fund makes the information on Form N-PORT available to shareholders on its Web site or upon request, a description of how the information may be obtained from the Fund.

Community Development Fund (File No. 811-23080)
April 29, 2022

The Portfolio Holdings Statement included on the Table of Contents Page to the Fund’s 2021 Form N-CSR Annual Report, however, references the Fund’s formerly-filed Form N-Q quarterly statements.  In future Form N-CSR Annual Report Filings by the Fund, please update the disclosure in the Fund’s Portfolio Holdings Statement in accordance with Item 27(d)(3) of the Form N-1A Instructions.

Fund Response to Comment 2:

We agree with the SEC Staff’s comment.  Going forward, the Fund shall update the disclosure in the Fund’s Portfolio Holdings Statement to be included in future filings by the Fund on the Form N-CSR Annual Report so that this disclosure is in accordance with Item 27(d)(3) of the Form N-1A Instructions.

SEC Comment 3:

Item 27(d)(5), “Financial Statements; Annual and Semi-Annual Reports; Statement Regarding Availability of Proxy Voting Record,” of the Form N-1A Instructions requires that the Fund’s 2021 Form N-CSR Annual Report include information (the “Proxy Voting Record Information”) “regarding how the Fund voted proxies relating to portfolio securities during the most-recent twelve-month period ended June 30th is available:  (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s Web site at a specified Internet address; or both; and (ii) on the Commission’s Web site at http://www.sec.gov.

The Proxy Voting Record Information included on the Table of Contents Page to the Fund’s 2021 Form N-CSR Annual Report, however, does not include the disclosure that references how the Fund voted proxies relating to portfolio securities during the most-recent twelve-month period ended June 30th in accordance with Item 27(d)(5) of the Form N-1-A Instructions. Please update the disclosure in future filings.

Fund Response to Comment 3:

We agree with the SEC Staff’s comment.  Going forward, the Fund shall update the disclosure in the Fund’s Proxy Voting Record Information to be included in future filings by the Fund on the Form N-CSR Annual Report so that this disclosure is in accordance with Item 27(d)(5) of the Form N-1A Instructions.

Community Development Fund (File No. 811-23080)
April 29, 2022

SEC Comment 4:

The Fund’s investments in futures instruments appear to have significantly affected the Fund’s performance for the year-ended December 31, 2021, however, the letter from the Fund’s President to the Fund’s shareholders (the “Fund Shareholder Letter”) at Pages 1-3, which is included in the Management’s Discussion of Financial Performance at Pages 1-5, of the Fund’s 2021 Form N-CSR Annual Report, does not include any discussion regarding the affect that the Fund’s investments in futures instruments had on the Fund’s performance for the year-ended December 31, 2021.

Please explain why the Fund Shareholder Letter does not include any discussion regarding the affect that the Fund’s investments in futures instruments had on the Fund’s performance for the year-ended December 31, 2021.

Fund Response to Comment 4:

The Fund invests primarily in fixed-income assets, many of which assets have longer maturities.  The Fund uses derivatives exclusively to hedge and reduce interest-rate risk resulting from these primary investments.  The Fund’s use of futures during the fiscal-year-ended December 31, 2021, lowered the effective duration of the Fund’s holdings from 3.62 years to 2.49 years and the Fund’s overall performance for the period would have been lower but for the Fund’s use of futures.

Accordingly, in preparing the Management’s Discussion of Financial Performance in the Fund’s 2021 Form N-CSR Annual Report, the Adviser determined that, after considering the facts that the Fund’s use of futures is disclosed elsewhere in the Fund’s financial statements and that futures are used for risk-management purposes, and not as a means of taking active investment positions, a discussion of futures would not be material to shareholders and need not be highlighted in the Fund Shareholder Letter.  Given the SEC Staff’s comment, the Fund shall be sure carefully to consider whether the Fund’s use of futures should be discussed in next year’s Fund Shareholder Letter.

SEC Comment 5:

In regard to the Sector Weightings Chart at Page 6 of the Fund’s 2021 Form N-CSR Annual Report, there are no disclosures stating if derivatives are included in the chart.  In future filings, please disclose whether derivatives are reflected in the Sector Weightings Chart or add disclosures stating the Fund’s derivatives are not disclosed in the Sector Weightings Chart.

Community Development Fund (File No. 811-23080)
April 29, 2022

Fund Response to Comment 5:

We agree with the SEC Staff’s comment.  Going forward, the Fund shall update the disclosure in the Fund’s Sector Weightings Chart of the Fund’s Form N-CSR Annual Report to include, in future filings by the Fund on the Form N-CSR Annual Report, language that states the Fund’s derivative holdings are not included in the Fund’s Sector Weightings Chart, as long as total investments are being used as the denominator.

SEC Comment 6:

To the extent that the Fund has any open payables owed to the Fund’s Trustees, please add the disclosure required by Section 6.04.12, “Balance Sheets; Liabilities; Other Liabilities,” and Section 6.03(l), “Special rules of general application to registered investment companies and business development companies; Inapplicable Captions,” of Regulation S-X, to the Fund’s Statement of Assets and Liabilities at Page 13 of the Fund’s 2021 Form N-CSR Annual Report.

Fund Response to Comment 6:

The Fund did not have any Trustee fees payable.  If the Fund did have any Trustee fees payable, then these payables shall be broken out and disclosed in future filings by the Fund on the Form N-CSR Annual Report.

SEC Comment 7:

Please confirm that, in accordance with the requirements of Section 6.07.2(b), “Statements of Operations; Expenses,”  any expenses of the Fund that represent five-percent (5%) or more of the Fund’s total expenses have been separately disclosed under “Other” under “Expenses” in the “Statement of Operations” of the Fund at Page 14 of the Fund’s 2021 Form N-CSR Annual Report.

Fund Response to Comment 7:

The Fund did not have any expenses greater than five percent (5%) of the Fund’s total expenses to be included under “Other” expenses in the Fund’s Statement of Operations at Page 14 of the Fund’s 2021 Form N-CSR Annual Report.

Going forward, we shall separately disclose any expenses of the Fund that represent five-percent (5%) or more of the Fund’s total expenses under “Other” under “Expenses” in the Fund’s Statement of Operations to be included in future filings of the Fund’s Form N-CSR Annual Report.

Community Development Fund (File No. 811-23080)
April 29, 2022

SEC Comment 8:

The “Statement of Changes In Net Assets” at Page 15 of the Fund’s 2021 Form N-CSR Annual Report indicates that the Fund has experienced small amounts of Return of Capital for the Fund’s fiscal-years-ended December 31, 2021 and December 31, 2020.

Section 19(a) of the 1940 Act generally prohibits a fund from making a distribution to fund shareholders from any source other than the fund’s net income, unless that payment to fund shareholders is accompanied by a written statement that adequately discloses the source or sources of the payment.  Rule 19a-1 under the 1940 Act specifies the information that is required to be disclosed in the written statement (hereinafter, the “Rule 19a-1 Notice”); and Rule 19a-1(a) also states that every written statement “shall be made on a separate paper.”

The Fund’s response to Item B.23 in the Fund’s 2020 Form N-CEN Annual Report indicates that the Fund sent out Rule 19a-1 Notices to the Fund’s shareholders during the Fund’s fiscal-year-ended December 31, 2020; however, the Fund’s response to Item B.23 in the Fund’s 2021 Form N-CEN Annual Report indicates that the Fund did not send out Rule 19a-1 Notices to the Fund’s shareholders during the Fund’s fiscal-year-ended December 31, 2021.

Please confirm whether the Fund sent out Rule 19a-1 Notices to the Fund’s shareholders during the Fund’s fiscal-year-ended December 31, 2021 and, if the Fund did not send out these Rule 19a-1 Notices to the Fund’s shareholders during the Fund’s fiscal-year-ended December 31, 2021, please explain why.

Fund Response to Comment 8:

The Fund declares distributions to the Fund’s shareholders on a monthly frequency.  The dividend distributions declared and paid by the Fund during the Fund’s fiscal-years-ended December 31, 2021 and December 31, 2020, were made from the Fund’s net investment income.  The Fund, therefore, did not provide Rule 19a-1 notices to shareholders during the Fund’s fiscal-year-ended December 31, 2021 and responded to Item B.23 in the 2021 Form N-CEN Annual Report as “No.” The Fund, though, inadvertently responded “Yes” to Item B.23 in the Fund’s 2020 Form N-CEN Annual Report.

The small amounts of “Return of Capital” disclosed on the Statement of Changes In Net Assets is due to a tax-character reclassification of dividends declared and paid by the Fund during the Fund’s fiscal-years-ended December 31, 2021 and December 31, 2020.  This tax-character evaluation is done annually at year-end in conjunction with the preparation of the annual financial statements of the Fund.  The “Notice To Shareholders: Federal Income Tax Information” at Page 42 of the Fund’s Form N-CSR Annual Report for the Fund’s fiscal-year-ended December 31, 2021, discloses the appropriate notice to

Community Development Fund (File No. 811-23080)
April 29, 2022

shareholders that provides federal tax information on the dividends (and capital-gains) distributions by the Fund for the Fund’s fiscal-year-ended December 31, 2021.

SEC Comment 9:

In the Security Valuation disclosure in Note 2, “Significant Accounting Policies,” of the Notes to the Financial Statements, at Pages 18-20 of the Fund’s 2021 Form N-CSR Annual Report, please disclose how the Fund’s investments in other mutual funds are valued.

Fund Response to Comment 9:

We agree with the SEC staff’s comment.  Going forward, in future filings by the Fund on the Form N-CSR Annual Report, we shall include appropriate disclosure, in the Note regarding “Significant Accounting Policies” in the Notes to the Financial Statements in the Fund’s Form N-CSR Annual Report, how the Fund’s investment in other mutual funds are valued.

SEC Comment 10:

The line item “Interest Payable” under “Liabilities” in the Fund’s “Statement of Assets and Liabilities,” at Page 13 of the Fund’s 2021 Form N-CSR Annual Report, has a parenthetical reference to Note 2, “Significant Accounting Policies.”

Note 2, “Significant Accounting Policies,” of the Notes to the Financial Statements, at Pages 18-20 of the Fund’s 2021 Form N-CSR Annual Report, however, does not include any reference to “Interest Payable.”

Please explain the inconsistency between the Fund’s financial statement line item, “Interest Payable,” on the Fund’s “Statement of Assets and Liabilities” and Note 2, “Significant Accounting Policies,”  of the Fund’s Notes to the Financial Statements.

Fund Response to Comment 10:

The “Interest Payable” amount for the Fund for the Fund’s fiscal-year-ended 2021 was immaterial.

Going forward, in future filings of the Fund’s Form N-CSR Annual Report, if the “Interest Payable” amount for the Fund for the Fund’s fiscal-year-end is considered to be immaterial, then we shall include the “Interest Payable” amount with the “Other accrued expenses” under “Liabilities” in the Fund’s “Statement of Assets and Liabilities.”

Community Development Fund (File No. 811-23080)
April 29, 2022

Going forward, in future filings of the Fund’s Form N-CSR Annual Report, if the “Interest Payable” amount for the Fund for the Fund’s fiscal-year-end is considered to be material, then:  (i) we shall include the “Interest Payable” amount as a separate line item (and not include this “Interest Payable” amount with the “Other accrued expenses”) under “Liabilities” in the Fund’s “Statement of Assets and Liabilities;” and (ii) we shall include appropriate disclosure in the Note regarding “Significant Accounting Policies” in the Notes to the Financial Statements in the Fund’s Form N-CSR Annual Report.

SEC Comment 11:

Note 5, “Investment Advisory & Subadvisory Agreements,” of the Notes to the Financial Statements, at Pages 23-24 of the Fund’s 2021 Form N-CSR Annual Report, discloses that:  “The Adviser pays the Sub-Adviser a fee out of its advisory fee which is based on a percentage of the average monthly market value of the assets managed by the Sub-Adviser,” but does not disclose the actual subadvisory-fee rate.

The Fund’s Prospectus, dated May 1, 2021, under Investment Subadviser (at Page 21), discloses that:  “The Adviser and the Sub-Adviser are parties to a sub-advisory agreement dated December 11, 2017 under which the Sub-Adviser provides sub-advisory services to the Fund.  For its services provided pursuant to the sub-advisory agreement, the Sub-Adviser receives a fee from the Adviser at an annual rate of 0.15% of the Fund’s average daily net assets.”

In future Form N-CSR Annual Report filings by the Fund, please disclose, under the “Investment Advisory & Subadvisory Agreements” Note included in the Fund’s Notes to the Financial Statements, the actual subadvisory-fee rate payable to the Fund’s Sub-Adviser (MetLife Investment Management, LLC).

Fund Response to Comment 11:

We agree with the SEC Staff’s comment.  Going forward, in future filings of the Fund’s Form N-CSR Annual Report, the Fund shall disclose, under the “Investment Advisory & Subadvisory Agreements” Note included in the Fund’s “Notes To the Financial Statements,” the actual subadvisory-fee rate payable to the Fund’s Sub-Adviser.

Community Development Fund (File No. 811-23080)
April 29, 2022

SEC Comment 12:

Instruction 2 to Item 27(d)(6)(i), “Financial Statements; Annual and Semi-Annual Reports; Board Approvals and Liquidity Reviews; Statement Regarding Basis For Approval of Investment Advisory Contract,” of Form N-1A provides that

Conclusory statements or a list of factors will not be considered sufficient disclosure. Relate the factors to the specific circumstances of the Fund and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract.

The description of the “Investment Performance of the Fund, the Adviser and the Sub-Advisor” and the “Costs of Advisory Services, Profitability and Economies of Scale” in approving the annual renewal of the Fund’s Investment Advisory and Subadvisory Agreements, under the “Approval of the Investment Advisory and Subadvisory Agreements” section of the Fund’s 2021 Form N-CSR Annual Report, (i) is very general and (ii) also appears to be the same description of the “Investment Performance of the Fund, the Adviser and the Sub-Advisor” and “Costs of Advisory Services, Profitability and Economies of Scale” factors taken into consideration by Fund’s Trustees in approving the annual renewal of the Fund’s Investment Advisory and Subadvisory Agreements, under the Approval of the Investment Advisory and Subadvisory Agreements section of the Fund’s 2020 Form N-CSR Annual Report.

In future Form N-CSR Annual Report filings by the Fund, in accordance with Instruction 2 to Item 27(d)(6)(i), “Financial Statements; Annual and Semi-Annual Reports; Board Approvals and Liquidity Reviews; Statement Regarding Basis For Approval of Investment Advisory Contract,” of the Form N-1A Instructions, please provide a more-specific description of the factors taken into consideration by Fund’s Trustees in approving the annual renewal of the Fund’s Investment Advisory and Subadvisory Agreements.

Fund Response to Comment 12:

In response to the SEC Staff’s comment, the Fund, going forward, in future filings of the Fund’s Form N-CSR Annual Report, shall consider whether to provide a more-specific description of the “Investment Performance of the Fund, the Adviser and the Sub-Advisor” and the “Costs of Advisory Services, Profitability and Economies of Scale” factors taken into consideration by Fund’s Trustees in approving the annual renewal of the Fund’s Investment Advisory and Subadvisory Agreements.

Community Development Fund (File No. 811-23080)
April 29, 2022

Please note, however, that consistency of disclosure of the Board’s consideration across a sampling of shareholder reports over time is not a per se indicator of inadequate disclosure or an inadequate process undertaken by the Board, particularly in a structure such as that of the Trust, which has a single series, relatively-low assets-under-management, a straightforward investment strategy, and a single subadviser.  In this case, the Fund is of the view that consistent disclosure over time is representative of a consistent process undertaken by the Board from year to year with respect to the Board’s review and approval of investment advisory agreements.

SEC Comment 13:

Item 13(a)(1), “Exhibits,” to the Form N-CSR Annual Report requires that a registrant file, as an exhibit to the Form N-CSR Annual Report:  “Any code of ethics, or amendment thereto, that is the subject of the disclosure required by Item 2, to the extent that the registrant intends to satisfy the Item 2 requirements through filing of an exhibit.”

Item 2, “Code of Ethics,” to the Form N-CSR Annual Report requires that a registrant:  “Disclose whether, as of the end of the period covered by the report, the registrant has adopted a code of ethics that applies to the registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party. If the registrant has not adopted such a code of ethics, explain why it has not done so.”  (Said code of ethics hereinafter referred to as a “SOX Code of Ethics.”)

The Fund’s response to Item 13(a)(1), “Exhibits,” in the Fund’s filed 2021 Form N-CSR Annual Report states that the Fund’s SOX Code of Ethics is attached to the Fund’s filed 2021 Form N-CSR Annual Report; however, the Fund’s SOX Code of Ethics is not attached to the Fund’s filed 2021 Form N-CSR Annual Report.

Please file an amended 2021 Form N-CSR Annual Report for the Fund that includes, as an Item 13(a)(1) Exhibit, a copy of the Fund’s SOX Code of Ethics.  As part of this amended 2021 Form N-CSR Annual Report filing, please also include a new, separate certification for each principal executive officer and principal financial officer of the Fund in response to Item 13(a)(2), “Exhibits,” to the Form N-CSR Annual Report.

Fund Response to Comment 13:

The Fund agrees with the SEC Staff’s comment and will file an amended 2021 Form N-CSR Annual Report with the SEC that includes both:  (i) as an Item 13(a)(1) Exhibit, a copy of the Fund’s SOX Code of Ethics;

Community Development Fund (File No. 811-23080)
April 29, 2022

and (ii) as Item 13(a)(2) Exhibits, the new, separate certification for each principal executive officer and principal financial officer of the Fund.

SEC Comment 14:

Item 4(c), “Principal Accountant Fees and Services,” to the Form N-CSR Annual Report requires that the registrant:  “Disclose, under the caption ‘Tax Fees,’ the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.  Registrants shall describe the nature of the services comprising the fees disclosed under this category.” (Emphasis added.)

The description of the nature of the services comprising the tax fees disclosed in Item 4(c) to the Fund’s 2021 Form N-CSR Annual Report, however, is very general.  In future Form N-CSR Annual Report filings by the Fund, please provide a sufficient description of the nature of the services comprising the tax fees disclosed in Item 4(c) to the Fund’s Form N-CSR Annual Reports.

Fund Response to Comment 14:

We agree with the SEC Staff’s comment.  Going forward, in future filings of the Fund’s Form N-CSR Annual Report, the Fund shall provide a more-specific description of the nature of the services comprising the tax fees disclosed in Item 4(c), “Principal Accountant Fees and Services,” to the Fund’s Form N-CSR Annual Reports.

REGISTRATION STATEMENT FOR REGISTERED INVESTMENT COMPANIES ON FORM N-1A:

SEC Comment 15:

Item 3 of the Form N-1A, “Risk / Return Summary: Fee Table,” of the SEC Form N-1A Instructions, provides that:  “If there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table:  (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.”

The “Distribution (12b-1) Fees” line in the “Fees & Expenses Table” in the Prospectuses, dated May 1, 2021, of the Fund as included in the Fund’s Registration Statement on Form N-1A, discloses the maximum amount of Rule 12b-1 fees, which is 0.25% of the Fund’s average daily net assets, but a

Community Development Fund (File No. 811-23080)
April 29, 2022

footnote to this the fee was not disclosed stating the restatement of fees. Should a footnote have been included to show the restatement of fees to show the maximum fee?

In future Form N-1A Registration Statement filings by the Fund, please add a note disclosing that the expense information in the table has been restated to reflect current fees in accordance with the Form requirements when the maximum 12b-1 fee is being disclosed rather than what was actually charged.

Fund Response to Comment 15:

We agree with the SEC Staff’s comment.  Going forward, in future filings of the Fund’s Prospectuses, the Fund shall include a footnote to the “Distribution (12b-1) Fees” line in the “Fees & Expenses Table” in the Fund’s Prospectuses when the maximum fee that is disclosed in this table is different than the maximum fee that was disclosed in the Fund’s Prospectuses for the previous year.

* * * * * * *

Very truly yours,
/s/ Ankit Puri
Ankit Puri
Treasurer & Chief Financial Officer
Community Development Fund

cc:	Kenneth H. Thomas, President
Community Development Fund

John J. O’Brien, Esq.
Morgan Lewis & Bockius